[VE letterhead]

September 12, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4831

By electronic filing (“Edgar correspondence”) with paper courtesy copies.

Attention: Cecilia Blye, Chief Office of Global Security Risk

Re:	Veolia Environment
Form 20-F for the Fiscal Year ended December 31, 2010
Filed April 18, 2011
File No. 1-15248

Dear Ms. Blye:

Thank you for your letter dated August 16, 2011 commenting on the above-referenced filing.  Set forth below are the responses of Veolia Environnement (the “Company”) to the comments included in your August 16, 2011 letter.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter, and have provided the Company’s responses immediately following each numbered comment.

This letter has been prepared in consultation with Cleary Gottlieb Steen & Hamilton LLP, our U.S. and French counsel.

General

1.
We note from the disclosure on pages 20, 50, and elsewhere that you may have operations in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan.  We also note from the disclosure on page 67 that you are providing financial assistance and technical expertise to Cuba’s National Institute of Hydraulic Resources.  Further, we are aware of publicly available reports that you have been involved in negotiations with the Teheran Municipality for the development of Teheran’s transportation system.  As you know, Cuba, Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us your past, current, and any anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, or other direct or indirect arrangements, since your letter to us dated April 2, 2007, including your subsequent activities related to the bids and contracts identified in that letter.  Your response should describe any products, technology, services, information, or support that you have provided into Cuba, Iran, Syria, and/or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

Response.

The activities of the Company and its subsidiaries in Cuba, Iran, Syria and Sudan are minor and have decreased since our letter dated April 2, 2007.  Below we provide details with respect to the projects mentioned in our letter dated April 2, 2007 as well as with respect to projects or governmental contacts in such countries since the date of such letter, on a division by division basis.

Water Division

In our letter dated April 2, 2007, we mentioned two contracts in Iran.  One contract, involving the construction of desalinization and water treatment plants by the Company’s subsidiary SIDEM, was completed in December 2007.  The other contract, relating to a desalinization project in Bandar Abbas by the Company’s subsidiary OTV (now known as “VWST – Veolia Water Solution and Technology”), was terminated in 2006.

VWST has also been involved in the supply of products used by manufacturers of food, soda and potable water in Sudan.  Over the last five years, VWST revenues generated by the supply of these products in Sudan amounted to a total of €1.7 million, including €300,000 for the eight first months of 2011.

In our letter dated April 2, 2007, we also mentioned two bids by the Company’s subsidiary SEURECA.  One of these bids, which related to a study for a civilian water distribution project in the Ahwaz Municipality in Iran, was successful, began in 2007, is to be completed before the end of 2011 and was financed by the World Bank for a total amount of $1.4 million.  The other bid for a water treatment study for a municipality in Syria was not successful.

At the end of 2010 and in the beginning of 2011, the Company’s subsidiary SADE, which specializes in water networks and related infrastructure, had preliminary contacts with the Syrian Ministry of Housing and Construction, in response to a request for a water distribution project on Lake Assad / Maskane – Salamieh that was expected to be co-financed by the French and Syrian Governments. This project has been interrupted by the recent political unrest in Syria. No bid has been submitted, and no contract has been concluded.

Environmental Services and Energy Services Divisions

The bids by the Company’s subsidiary Citelum relating to city lighting projects for civilian use in Syria and to studies for city lighting projects for civilian use in Iran referred to in our letter dated April 2, 2007 were not successful.

Since our letter dated April 2, 2007, another subsidiary, Architecture Lumière Conseil, signed an agreement with the “Said Foundation” (a registered charity and company based in London) relating to the provision of services in connection with lighting the Théâtre antique de Bosra in Syria. Architecture Lumière Conseil completed the first phase of the project, which related to engineering, and was paid €33,500 for this service.  Following recent events in Syria, the Said Foundation and Architecture Lumière Conseil agreed to suspend the project.

These divisions have no other ongoing projects or contracts in Cuba, Iran, Syria or Sudan.

Transportation Division / Transdev

Neither Veolia Transport nor its newly associated partner Transdev (the two groups were merged into “Veolia Transdev” in March 2011) has any ongoing contracts or discussions in Cuba, Iran, Syria or Sudan.  Veolia Transport was previously involved in a project to develop an urban transport system in Teheran (the project that was presumably the subject of the public reports referred to in the staff’s question), but its involvement was terminated by the Teheran Municipality in June 2009.

Charitable Program

The Company has an integrated charitable program called the Veolia Environnement Foundation (the “VE Foundation”), which provides both technical and financial support to charitable projects.  When humanitarian emergencies arise, the employees of the Company volunteer through the VE Foundation to provide humanitarian assistance to populations in need.  The network of Company employees volunteering their expertise for the VE Foundation is called “Veoliaforce”.

Veoliaforce has conducted two humanitarian missions in South Sudan from January to April 2007, which consisted of the provision of equipment and personnel to the NGO “Solidarités”, which is dedicated to supplying potable water in the suburbs of the city of Malakal and provides more than 15,000 people with access to potable water.

In March 2010, the VE Foundation also agreed with the Paris District Water Treatment Syndicate (“SIAAP – Syndicat Interdépartemental d’Assainissement de l’Agglomération Parisienne”) to provide technical and financial support to the NGO “Cuba Cooperation” in a project to help the Havana Provincia in Cuba improve its water treatment network in the Rio Ariguanabo and Rio Govea river basins.  In connection with this project, each of SIAAP and the VE Foundation committed to spend €150,000 over three years.  As of the date of this letter, the VE Foundation has spent a total of €50,000 on this project.

2.
Please discuss the materiality of your business activities in, and other contacts with, Cuba Iran, Syria, and/or Sudan, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria, or Sudan.

Response.

As a quantitative matter, the operations of the Company, its subsidiaries and its charitable programs in these four countries are not material.  The total amount of revenues that the Company has received in Cuba, Iran, Syria and Sudan between 2007 and 2010 is approximately €12 million.  Revenues in such countries have substantially decreased since 2007 (they amounted to €860,000 in 2010 versus an average of €8 million annually in the five years prior to 2007).  There is no reason to believe that revenues in these countries will increase materially (or at all) based on the few pending contracts and bids.  As a point of comparison, the Company’s worldwide consolidated revenues were €34,786.6 million in 2010.

As a qualitative matter, the Company’s contracts and projects in these countries relate exclusively to civilian projects. The Company believes that these projects cannot be used to support terrorism or related activities. As described above, one contract relates to a project in Iran financed by the World Bank, the charitable project in Cuba is co-financed by a French public entity (the SIAAP), and one of the projects in Syria was expected to be co-financed by the French Government. In addition, most of the Company’s actions and operations in these countries constitute technical and/or humanitarian support, which the Company does not believe investors should view negatively, as their principal purpose is to contribute to the well-being of the people living in such countries.

***

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any questions or comments regarding the enclosed material to the Company’s secretary general, Mr. Olivier Orsini, at +33 1 71 75 01 21, or to Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP at +33 1 40 74 68 00.

Very truly yours,

/s/ Olivier Orsini

Olivier Orsini
Secretary General

cc:	Pierre-François Riolacci
Chief Financial Officer

Andrew Bernstein, Partner
Cleary Gottlieb Steen & Hamilton LLP